ALLTEL CORPORATION

One Allied Drive, Little Rock, Arkansas 72202

June 15, 2005

Larry Spirgel

Assistant Director

Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, D.C. 20549

Re:    ALLTEL Corporation

          Amendment No. 2 to Form S-4

          Filed May 27, 2005

          File No. 333-123596

          Form 10-K for the fiscal year ended Dec. 31, 2004, filed February 10, 2005

          Form 10-Q for the fiscal quarter ended March 31, 2005, filed May 6, 2005

          File No. 1-4996

          Western Wireless Corporation

          Form 10-K for the fiscal year ended Dec. 31, 2004, filed March 16, 2005

          Form 10-Q for the fiscal quarter ended March 31, 2005, filed May 6, 2005

          File No. 0-28160

Dear Mr. Spirgel:

This letter responds to your letter dated June 10, 2005, wherein you make comments to Amendment No. 2 to Form S-4 filed by ALLTEL Corporation ("ALLTEL") on May 27, 2005 relating to the merger of Western Wireless Corporation ("Western Wireless") into a wholly-owned subsidiary of ALLTEL (the "Form S-4"). For your convenience, ALLTEL has restated each comment in its entirety with the response of ALLTEL and Western Wireless, as applicable, following immediately thereafter. In addition, we have enclosed with this response Attachment A, which includes certain sections of the Form S-4 marked to show additional changes we anticipate making to the Form S-4 when we file the next amendment. Per recent conversations with Mr. Daniel Zimmerman, it is our understanding that the staff is willing to review the new disclosures described in this response prior to such language being filed in an amendment. Accordingly, we hereby request that the staff review the proposed revisions to the Form S-4 described herein and advise us as to any comments it may have regarding such changes. Following resolution of the accounting-related comments raised in your June 13, 2005, letter, we will file an Amendment No. 3 to Form S-4 that effects all amendments described in this response.

Very truly yours,

/s/ Francis X. Frantz

cc:     Robert S. Littlepage, Jr.

          Andrew Mew

          Daniel Zimmerman

ALLTEL Amendment No. 2 to Form S-4

Summary, page 5

Recent Developments, page 5

SEC Comment #1

We note your revisions in response to prior comment 1. We specifically note your statement that "Unless otherwise indicated, all references to shares of ALLTEL common stock issued and outstanding in this proxy statement/prospectus exclude the shares of ALLTEL common stock that were issued pursuant to the equity units." The 24.5 million shares you issued pursuant to the equity units appears to be about 8% of your previously outstanding shares, which is significant. Accordingly, generally revise the registration statement so that references to outstanding ALLTEL common stock do not exclude the shares issued pursuant to the equity units.

Response

In Amendment No. 3 to Form S-4, ALLTEL will delete the quoted text and will generally revise the Form S-4 as requested so that references to outstanding ALLTEL common stock do not exclude the shares issued pursuant to the equity units. To the extent the Form S-4 includes historical financial information as of March 31, 2005 regarding shares outstanding or per share information, we will include explanatory disclosure by footnote or otherwise to clarify that such amounts do not reflect the 24.5 million shares that were issued on May 17, 2005.

Western Wireless Valuation, page 40

    Discounted Cash Flow Analysis, page 43

SEC Comment #2

We note your revisions in response to prior comment 6. Please further revise to explain, in everyday language, what unlevered betas of 1.00 and 0.800 signify and why. In other words, do these numbers mean that Bear Stearns evaluated Western Wireless' domestic wireless business as more or less volatile than some broader market portfolio?

Response

In Amendment No. 3 to Form S-4, ALLTEL will revise the Section titled "Western Wireless Valuation - Discounted Cash Flow Analysis" on page 43 of the Form S-4 as set forth below (changes underlined). The same changes will be made to the Section titled "ALLTEL Valuation - Discounted Cash Flow Analysis" on page 47 of the Form S-4.

Discounted Cash Flow Analysis. Bear Stearns performed an analysis of the present value of the cash flows available to equity holders that Western Wireless could generate over fiscal years 2005 through 2009. For this analysis, Bear Stearns analyzed separately the cash flows for Western Wireless' domestic wireless business and international wireless business.

For Western Wireless' domestic wireless business, Bear Stearns applied terminal value multiples ranging from 6.0x to 6.5x (based on the corresponding range of implied perpetual growth rates of free cash flow that Bear Stearns determined to be reasonable) to Western Wireless' domestic wireless business' forward EBITDA for Case 1 and Case 2, as provided by the management of Western Wireless. Bear Stearns chose these terminal value multiples based on (i) the implied perpetual growth rates of free cash flow derived from such multiples, (ii) Bear Stearns' review of trading data for comparable public companies and (iii) Bear Stearns' overall experience in valuing domestic wireless companies. The cash flows were then discounted to present value using a weighted average cost of capital, or WACC, of 10.5% (based on a range of unlevered betas between 0.800, implying slightly lower volatility for Western Wireless' domestic wireless business, and 1.000, implying the same volatility as the general market portfolio, which range was determined by observing the betas of selected regional and national wireless service providers, and debt-to-total capitalization ratios between 20.0% and 50.0%). Unlevered beta is a measure of the volatility in a company's stock market price relative to the broader stock market that is calculated assuming that the company being analyzed has no debt in its capital structure. Based on the foregoing, Bear Stearns calculated an implied equity value range for Western Wireless' domestic wireless business of $13.27 to $14.96 per share under Case 1 and $15.77 to $17.62 per share under Case 2.

Unaudited Pro Forma Combined Condensed Balance Sheet, page 104

Unaudited Pro Forma Combined Condensed Statement of Income, page 105

SEC Comment #3

We are considering your responses to prior comments 10, 11, and 12. We may have further comments.

Response

On June 13, 2005, ALLTEL received the staff's additional comments to prior comments 10, 11, and 12. ALLTEL currently is working with the SEC's accounting staff to resolve the questions raised in the June 13, 2005, letter.

ATTACHMENT A

(For ease of reference, excerpts include page

numbers from the Form S-4)

regulatory or otherwise, that collectively would have a material effect on Western Wireless, ALLTEL or Merger Sub.

Summary of Financial Analyses

    The following is a summary of the material financial analyses performed by Bear Stearns in connection with the rendering of its fairness opinion to the Western Wireless board of directors. Some of the financial analyses summarized below include information presented in tabular format. In order to understand fully Bear Stearns' financial analyses, the tables must be read together with the text of the summary. The tables alone are not a complete description of the financial analyses. Considering the tables alone could create a misleading or incomplete view of Bear Stearns' financial analyses.

    In connection with its role as Western Wireless' financial advisor and as directed by Western Wireless' board of directors, during the period from late December 2004 through early January 2005, Bear Stearns contacted the two parties it deemed most likely to be interested in a potential business combination with Western Wireless in addition to ALLTEL, but was informed that they were not interested in pursuing a possible business combination with Western Wireless.

Western Wireless Valuation

    Bear Stearns analyzed the value of Western Wireless using implied trading multiples of selected public companies and using implied multiples from selected precedent merger and acquisition transactions. Bear Stearns also valued Western Wireless using a discounted cash flow analysis. For purposes of Bear Stearns' review, Bear Stearns utilized, among other things, projections of the future financial performance of Western Wireless, as prepared by the management of Western Wireless. Information in the following analyses referred to as "Case 1" for Western Wireless means the financial projections of the future performance of Western Wireless through December 31, 2009 that were prepared by the management of Western Wireless in  ~~Fall~~April 2004 to help prospective lenders of Western Wireless assess debt financing alternatives and assumed certain base operating results with respect to Western Wireless' revenue, EBITDA (as defined below) and capital expenditures. Information referred to as "Case 2" for Western Wireless means the financial projections of the future performance of Western Wireless through December 31, 2009 that were ~~prepared~~completed by the management of Western Wireless in October 2004 and assumed certain more favorable operating results for Western Wireless with respect to Western Wireless' revenue, EBITDA and capital expenditures. Case 2 was based on more favorable assumptions regarding revenue growth (including, with respect to domestic operations, an increase in future Universal Service Fund revenue under Case 2 and a decrease in future Universal Service Fund revenue under Case 1), and greater growth in EBITDA margins. For purposes of the following analyses, Bear Stearns assumed an implied merger consideration of $39.27 per share, equal to $9.25 in cash plus the value of 0.535 shares of ALLTEL common stock as of January 7, 2005.

    Selected Comparable Public Companies Analysis. Bear Stearns reviewed and analyzed selected public companies in the wireless communications business that it viewed as reasonably comparable to Western Wireless based on Bear Stearns' knowledge of the domestic and international wireless communications industry. In performing these analyses, Bear Stearns reviewed and analyzed certain financial information (including equity value, enterprise value and EBITDA) valuation multiples and market trading data relating to Western Wireless and compared such information to the corresponding information of the selected comparable companies.

    Specifically, Bear Stearns compared Western Wireless to six publicly traded domestic wireless companies and two publicly traded international wireless companies. To the extent publicly available, Bear Stearns reviewed the enterprise value as of January 7, 2005 as a multiple of 2005 estimated earnings before interest, income taxes, depreciation and amortization, also referred to as "EBITDA", of each of these comparable companies.

    The domestic wireless companies were:

Centennial Communications Corp.;

Dobson Communications Corporation;

    Bear Stearns calculated the following multiples for the selected transactions used in its analysis:

Selected Merger and Acquisition Transaction Multiples

Enterprise Value
as a Multiple of
1-Year Forward
EBITDA

Current Market Transactions
High	10.8x
Mean	8.0x
Low	6.5x
Most Comparable Transactions
High	12.1x
Mean	8.1x
Low	6.5x
All Transactions (including Other Transactions)
High	13.1x
Mean	8.8x
Low	6.5x

    Based on the foregoing, Bear Stearns determined a forward EBITDA multiple reference range of 7.0x to 8.0x and applied such range to the projected 2005 EBITDA for Western Wireless to calculate an enterprise value range for Western Wireless under each of Case 1 and Case 2. Bear Stearns then used these enterprise value ranges to calculate implied equity value ranges for Western Wireless as follows:

	Low	High

Case 1	$32.21	$39.05
Case 2	$34.71	$41.90
Merger Consideration		$39.27

    Discounted Cash Flow Analysis. Bear Stearns performed an analysis of the present value of the cash flows available to equity holders that Western Wireless could generate over fiscal years 2005 through 2009. For this analysis, Bear Stearns analyzed separately the cash flows for Western Wireless' domestic wireless business and international wireless business.

    For Western Wireless' domestic wireless business, Bear Stearns applied terminal value multiples ranging from 6.0x to 6.5x (based on the corresponding range of implied perpetual growth rates of free cash flow that Bear Stearns determined to be reasonable) to Western Wireless' domestic wireless business' forward EBITDA for Case 1 and Case 2, as provided by the management of Western Wireless. Bear Stearns chose these terminal value multiples based on (i) the implied perpetual growth rates of free cash flow derived from such multiples, (ii) Bear Stearns' review of trading data for comparable public companies and (iii) Bear Stearns' overall experience in valuing domestic wireless companies. The lower multiple range used in the discounted cash flow analysis compared to the average multiples in the selected comparable companies analysis reflects Western Wireless' expected slower growth rate beyond the terminal year when compared to the expected growth rates in the projection period. The cash flows were then discounted to present value using a weighted average cost of capital, or WACC, of 10.5% (based on a range of unlevered betas between  ~~0.800 and 1.000,~~0.800, implying slightly lower volatility for Western Wireless' domestic wireless business, and 1.000, implying the same volatility as the general market portfolio, which range was determined by observing the betas of selected regional and national wireless service providers and debt-to-total capitalization ratios between 20.0% and 50.0%). Unlevered beta is a measure of the volatility in a company's stock market price relative to the broader stock market that is calculated assuming that the company being analyzed has no debt in its capital structure. Based on the foregoing, Bear Stearns calculated an implied equity value range for Western Wireless' domestic wireless business of $13.27 to $14.96 per share under Case 1 and $15.77 to $17.62 per share under Case 2.

    For Western Wireless' international wireless business, Bear Stearns applied terminal value multiples ranging from 5.5x to 6.0x (based on the corresponding range of implied perpetual growth rates of free cash capitalization ratios between 20.0% and 50.0%). Unlevered beta is a measure of the volatility in a company's stock market price relative to the broader stock market that is calculated assuming that the company being analyzed has no debt in its capital structure. Based on the foregoing, Bear Stearns calculated an implied equity value range for ALLTEL's wireless business of $41.33 to $44.34 per share.

    Bear Stearns then combined the implied equity value ranges for ALLTEL's wireline business and wireless business to calculate an aggregate implied equity value ranges for ALLTEL of $52.96 to $57.32 per share, as compared to ALLTEL's stock price of $56.12 on January 7, 2005.

Merger Consequences

    Synergies. Bear Stearns reviewed ALLTEL management's estimates of the potential operating expense synergies resulting from the merger. These estimates were prepared by ALLTEL's management, assumed upfront costs associated with the merger of $100 million and estimated potential operating expense synergies ranging from $50 million in 2006 to $80 million in 2009. Based on this information, Bear Stearns estimated that the net present value to ALLTEL of the potential synergies in the merger would be approximately $694.9 million to $908.5 million.

    Discounted Cash Flow Accretion/Dilution Analysis. Bear Stearns' range of assumptions for each of the Western Wireless and ALLTEL discounted cash flow analyses (using different terminal values and discount rates) caused multiple outcomes when assessing the consideration received by Western Wireless' shareholders in the merger. Bear Stearns used the stand-alone discounted cash flow analyses of Western Wireless and ALLTEL to calculate a low to high range of implied values of the consideration to be received by Western Wireless' shareholders from ALLTEL. This range of values was then compared to the respective low to high range of Western Wireless' stand-alone discounted cash flow analyses implied per share values to assess  ~~accretion or~~ accretion (i.e., the positive percentage difference between the merger consideration per share and the Western Wireless stand-alone value per share) or dilution (i.e., the negative percentage difference between the value of the merger consideration per share and the Western Wireless stand-alone value per share) that the Western Wireless shareholders could potentially experience. The analysis was performed assuming both synergies and no synergies from the merger and with the Case 1 and Case 2 projections:

	Case 1

	No Synergies		With Synergies
Western Wireless Shareholder Value Accretion/(Dilution):
Western Wireless:ALLTEL - Western Wireless:ALLTEL
Low:Low - High:High	8.2%	4.5%	11.4%	7.4%
Low:High - High:Low	14.0%	(0.7%)	17.2%	2.2%

    As illustrated above, under Case 1, Bear Stearns concluded that in every possible combination, the merger is projected to be accretive to Western Wireless' shareholder value, except in one case which was projected to be mildly dilutive to Western Wireless' shareholder value.

	Case 2

	No Synergies		With Synergies
Western Wireless Shareholder Value Accretion/(Dilution):
Western Wireless:ALLTEL - Western Wireless:ALLTEL
Low:Low - High:High	(7.9%)	(10.7%)	(5.3%)	(8.3%)
Low:High - High:Low	(3.1%)	(15.0%)	(0.5%)	(12.6%)

    As illustrated above, under Case 2, Bear Stearns concluded that in every possible combination, the merger is projected to be dilutive to Western Wireless' shareholder value.

    Relative Contribution Analysis. Bear Stearns performed a contribution analysis, assuming no synergies, showing the percentages of net income, EBITDA and free cash flow (EBITDA less capital expenditures) that are estimated to be contributed by Western Wireless and ALLTEL to the pro forma employment is terminated for cause will not receive any cash retention bonus that had not already been paid. ALLTEL has agreed to honor the terms of the Retention Bonus Plan following the completion of the merger. The Retention Bonus Plan will be administered by John W. Stanton, Western Wireless' chairman and chief executive officer, or his designee.

    The amount to be received by those Western Wireless executive officers participating in the Retention Bonus Plan would be as follows:

Executive Officer	Retention Amount

Eric Hertz	$325,000
M. Wayne Wisehart	$240,000
Gerald J. "Jerry" Baker	$182,000
Jeffrey A. Christianson	$220,000
Thorpe M. "Chip" Kelly, Jr.	$168,000
Scott A. Soley	$140,200

    Severance Program. The merger agreement requires ALLTEL to honor Western Wireless' severance program, set forth in a Severance Plan adopted by Western Wireless on February 8, 2005, under which all employees as of January 10, 2005, including executive officers, will be entitled to certain benefits in the event of a qualifying termination of their employment within two years after the merger. Under the Severance Plan, the severance payments for executive officers will be equal to one year of such executive officer's total compensation (base salary and target bonus). Severance payments will be paid if the employment of a participant is terminated by Western Wireless or its successor without cause or terminated by the participant for good reason (defined in the Severance Plan as a failure to pay, or a reduction in, the participant's compensation, or a relocation of the participant's place of employment) during the two year period following the closing of the merger. Participants who voluntarily resign without good reason or whose employment is terminated for cause will not receive any severance payments. The Severance Plan also provides other employees with severance payments of varying amounts payable upon a qualifying termination. Prior to the adoption of the Severance Plan, Western Wireless had no company-wide severance plan in place, but certain employees of Western Wireless, including certain executive officers, were, and continue to be, party to individual employment agreements with Western Wireless which provide for severance pay. If a Severance Plan participant is entitled to greater benefits under any agreement with Western Wireless which provides for severance pay, he or she would be paid in accordance with such agreement and not under the Severance Plan. None of the executive officers or other employees who have employment agreements with Western Wireless are entitled to severance payments of greater than one year of total compensation under such employment agreements. No severance payments will be made under the Severance Plan in the event the merger is not consummated. Mr. Stanton (or his designee) will also administer the Severance Plan.

    The Retention Bonus Plan and Severance Program are described in greater detail under the heading "The Merger Agreement - Covenants - Stock Options; Employee Stock Purchase Plan; Employee Matters; Retention Bonus Plan; and Severance Program."

Stock Exchange Listing

    ALLTEL has received authorization, subject to official notice of issuance, from the NYSE for the listing of ALLTEL common stock issuable pursuant to the merger in exchange for Western Wireless common stock. The trading symbol for ALLTEL common stock is "AT." Following the merger, Western Wireless shareholders will no longer be able to trade shares of Western Wireless Class A common stock on the Nasdaq Stock Market or any other exchange because the existing Western Wireless common stock will cease to exist and therefore will no longer be listed on any exchange.

Resale of Shares of ALLTEL Common Stock Issued In The Merger

    Shares of ALLTEL common stock received in the merger by Western Wireless shareholders generally will be freely transferable, except that ALLTEL shares of common stock received by persons who are deemed to be affiliates of Western Wireless under the Securities Act of 1933 at the time of the annual meeting may be resold by them only in transactions permitted by Rule 145 under the Securities Act or as retention bonus equal to 12 months of their monthly base salary, 50% of which will be paid at the next payroll period after the completion of the merger and 50% of which will be paid at the next payroll period following the date that is six months thereafter subject to the executive officer's continued employment with ALLTEL or Western Wireless through such dates. However, Western Wireless' five most senior executive officers (its chairman and chief executive officer, two vice chairmen, its president and its president - international) will not participate in the Retention Bonus Plan. The Retention Bonus Plan provides other employees with cash retention bonuses of varying amounts payable at different intervals. Most participants in the Retention Bonus Plan will receive as cash retention bonuses the greater of $3,000 or one month's salary for staying through the closing of the merger, to be paid at the next payroll period following the closing. Participants involved in customer care will be paid the greater of $5,000 or three months salary, to be paid 50% at the next payroll period following the closing and 50% at the next payroll period following the six month anniversary of the closing, subject to the participant's continued employment through such dates. Approximately 400 key managers (including executive officers) will be paid three, six or twelve months salary to be paid 50% at the next payroll period following the closing and 50% at the next payroll period following the six month anniversary of the closing, subject to the participant's continued employment through such dates. The retention bonuses will be paid regardless of whether the merger is consummated. If the merger agreement is terminated, executive officers, other key manager participants and customer care participants will be paid 50% of their retention bonus at the next payroll period after the one-month anniversary of the termination and 50% at the next payroll after the seven-month anniversary of the termination, and other participants will be paid 100% of their retention bonus at the next payroll period after the 1-month anniversary of the termination.

    If the employment of a participant in the Retention Bonus Plan is terminated by Western Wireless or its successor without cause or terminated by the participant for good reason (defined in the Retention Bonus Plan as a failure to pay, or a reduction in, the participant's compensation, or a relocation of the participant's place of employment) or terminated as a result of death or disability, prior to the scheduled payment date of any retention bonus to which the participant would otherwise have been entitled if the participant had remained employed until such payment date, the participant will receive the full amount of his or her cash retention bonus at the next payroll period after such termination of employment. Participants who voluntarily resign without good reason or whose employment is terminated for cause will not receive any cash retention bonus that had not already been paid. ALLTEL has agreed to honor the terms of the Retention Bonus Plan following the completion the merger. The Retention Bonus Plan provides that any portion of the retention pool that is forfeited by a participant as a result of termination of employment may be reallocated by the administrator to remaining participants or key employees as the administrator may determine after consultation with ALLTEL. The Retention Bonus Plan will be administered by John W. Stanton, Western Wireless' chairman and chief executive officer, or his designee.

    ALLTEL will honor Western Wireless' severance program (set forth in a Severance Plan adopted by Western Wireless on February 8, 2005) under which all employees as of January 10, 2005 will be entitled to certain benefits in the event of a qualifying termination of their employment during the two year period immediately following the closing of the merger. Under the Severance Plan, the severance payments for executive officers and other participants at the position levels of senior vice president and above will generally be equal to one year of such executive officer's total compensation (base salary and target bonus). Other employees would receive one month of total compensation per year of service with Western Wireless, with a minimum payment equal to three months of compensation and a maximum payment of one year of compensation. Severance payments will be paid if the employment of a participant is terminated by Western Wireless or its successor without cause or terminated by the participant for good reason (defined in the Severance Plan as a failure to pay, or a reduction in, the participant's compensation, or a relocation of the participant's place of employment) during the two year period following the closing of the merger. Participants who voluntarily resign without good reason or whose employment is terminated for cause will not receive any severance payments. Prior to the adoption of the Severance Plan, Western Wireless had no company-wide severance plan in place, but certain employees of Western Wireless, including certain executive officers, were, and continue to be, party to individual employment agreements with Western Wireless which provide for severance pay. If a Severance Plan participant is entitled to greater benefits under any agreement with Western Wireless which provides for severance pay, he or she would be paid in accordance with such agreement and not under the Severance Plan. None of the executive officers or other employees who have employment agreements with Western Wireless are entitled to severance payments of greater

    Under the Retention Bonus Plan, executive officers of Western Wireless will be eligible to receive a cash retention bonus equal to 12 months of their base salary, 50% of which will be paid at the next payroll period after the completion of the merger and 50% of which will be paid at the next payroll period following the date that is six months thereafter, subject to the executive officer's continued employment with ALLTEL or Western Wireless through such dates. The retention bonuses will be paid regardless of whether the merger is consummated. If the merger agreement is terminated, executive officers will be paid 50% of their retention bonus at the next payroll period after the one-month anniversary of the termination and 50% at the next payroll period after the seven-month anniversary of the termination, subject to each executive officer's continued employment with Western Wireless through such payment dates. The Retention Bonus Plan also provides other employees with cash retention bonuses of varying amounts payable at different intervals. A retention pool with an aggregate payout amount of $20 million was established under the Retention Bonus Plan to pay all such cash retention bonuses.

    If the employment of a participant in the Retention Bonus Plan is terminated by Western Wireless or its successor without cause or terminated by the participant for good reason (defined in the Retention Bonus Plan as a failure to pay, or a reduction in, the participant's compensation, or a relocation of the participant's place of employment) or terminated as a result of death or disability, prior to the scheduled payment date of any retention bonus to which the participant would otherwise have been entitled if the participant had remained employed until such payment date, the participant will receive the full amount of his or her cash retention bonus at the next payroll period after such termination of employment. Participants who voluntarily resign without good reason or whose employment is terminated for cause will not receive any cash retention bonus that had not already been paid. ALLTEL has agreed to honor the terms of the Retention Bonus Plan following the completion of the merger. The Retention Bonus Plan will be administered by John W. Stanton, Western Wireless' chairman and chief executive officer, or his designee.

    John Stanton, Mikal J. Thomsen, Bradley J. Horwitz, Theresa Gillespie and Donald Guthrie will not participate in the Retention Bonus Plan.

    Under the Severance Plan, the severance payments for executive officers will be equal to one year of such executive officer's total compensation (base salary and target bonus). Severance payments will be paid if the employment of a participant is terminated by Western Wireless or its successor without cause or terminated by the participant for good reason (defined in the Severance Plan as a failure to pay, or a reduction in, the participant's compensation, or a relocation of the participant's place of employment) during the two year period following the closing of the merger. Participants who voluntarily resign without good reason or whose employment is terminated for cause will not receive any severance payments. The Severance Plan also provides employees who are not executive officers with cash severance payments of varying amounts. Prior to the adoption of the Severance Plan, Western Wireless had no company-wide severance plan in place, but certain employees of Western Wireless, including certain executive officers, were, and continue to be, party to individual employment agreements with Western Wireless which provide for severance pay. If a Severance Plan participant is entitled to greater benefits under any agreement with Western Wireless which provides for severance pay, he or she would be paid in accordance with such agreement and not under the Severance Plan. None of the executive officers or other employees who have employment agreements with Western Wireless are entitled to severance payments of greater than one year of total compensation under such employment agreements. ALLTEL has agreed to honor the Severance Plan following the merger. No severance payments will be made under the Severance Plan in the event the merger is not consummated. Mr. Stanton (or his designee) will also administer the Severance Plan.

Compensation Committee Interlocks and Insider Participation

    The Compensation Committee of Western Wireless' board of directors was formed in July 1994. Its members are Jonathan M. Nelson, Mitchell R. Cohen and Daniel J. Evans. None of the members was at any time during 2004, or at any other time, an officer or employee of Western Wireless. In 2004, Western Wireless paid legal expenses of $0.3 million to Lane Powell Spears Lubersky LLC. These legal fees were paid by Western Wireless to defend Hellman and Friedman in a lawsuit filed by certain former holders of minority interests in three of Western Wireless' subsidiaries against Western Wireless, Hellman and Friedman and certain of Western Wireless' directors. Hellman and Friedman is associated with two of Western Wireless' directors, including Mr. Cohen. No executive officer of Western Wireless served as a member of the compensation committee (or other board committee performing equivalent functions or, in